Exhibit 99.1

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

Except for historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our business strategy, future revenues and anticipated costs and expenses. Such forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the sections “Business”, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. You should carefully review other documents we file from time to time with the Securities and Exchange Commission (“SEC”). You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

All references in this Form 10-Q to the “Company”, “Cordyceps Sunshine Cayman”, “we”, “us” or “our” are to Cordyceps Sunshine Biotech Holdings Co., Ltd.

Our unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

Overview

We specialize in the research, development, manufacturing, and marketing of cordyceps, and fine-herb processing products and other health-care products.

We actively pursue markets where our products can make a substantial difference to customers. Our current capabilities allow us to develop new and innovative products and obtain new distribution channels for existing and potential markets.

On September 28, 2023, we sold all of the equity interest in Cordyceps Sunshine HK and its subsidiary, Chengdu Skyherb, to two individual persons, with a total consideration of $1,152,328.5 (RMB8,411,156.95).

From then on we have focused our business in the Taiwan market, and explored its business directly through our holding company’s branch office, Cordyceps Sunshine Taiwan Branch.

By the end of the third quarter 2023, we have generated good business revenue from the Taiwan market. We believe we will continue our business expansion in the Taiwan market, through exploration of markets and sales of our products, as well as continued financial support from our president.

As such, we will be able to maintain our continued business growth and our net income over the coming years.

Results of Operations

Nine Months Ended September 30, 2023 and 2022

	For the nine months ended September 30,
	2023	2022	Variance	%

Revenue - third parties	$446,785	-	446,785	N/A
Revenue - related parties	120,246	-	120,246	N/A
Total net revenues	567,031	-	567,031	N/A
Cost of revenues - third parties	61,399	-	61,399	N/A
Cost of revenues - related parties	23,905	-	23,905	N/A
Total cost of revenues	85,304	-	85,304	N/A
Gross profit	481,727	-	481,727	N/A
Operating expenses:
Professional fee	185,940	123,312	62,628	50.79%
General and administrative	188,402	254,908	(66,506)	-26.09%
Total operating expenses	374,342	378,220	(3,878)	-1.03%
Income (loss) from operations	107,385	(378,220)	485,605	-128.39%
Income(loss) before income taxes provisions	107,385	(378,220)	485,605	-128.39%
Income tax provisions	-	-	-	N/A
Net income from continued operations	107,385	(378,220)	485,605	-128.39%
Net loss from discontinued operations	(256,947)	(264,827)	7,880	-2.98%
Net income(loss)	(149,562)	(643,047)	493,485	-76.74%

Revenues and gross margin

The Company has generated revenue of $567,031 and zero for the nine months ended September 30, 2023 and 2022. Our products were cordyceps fine-herb processed food supplement and health-care products.

For the nine months ended September 30, 2023, related party revenue of $120,246 referred to the revenue sold to Gasar Biotechnology Co., Ltd, a company controlled by Mr. Szuhao Huang. And the gross profit and margin for related party sales were $96,341 and 80.12% respectively.

The gross profit and margin for third parties’ sales were $385,386 and 86.26% respectively for the nine months ended September 30, 2023.

We did not generated any revenue for continued operation during the nine months ended September 30, 2022.

Operating expenses

Total operating expenses, which of consisted general and administrative fees and professional fees, were $374,342 and $378,220 for the nine months ended September 30, 2023 and 2022 respectively.

The operating expense maintained stable for the nine months ended September 30, 2023 and 2022.

Net income

We generated net income of $107,385 in the continued operation, though incurred net loss of $256,947, for the nine months ended September 30, 2023

As no revenue was generated for the nine months ended September 30, 2022, we incurred net loss of $378,220 and $264,827 for continued operation and discontinued operation respectively.

The following table provides selected financial data about our company as of September 30, 2023 and December 31, 2022.

	September 30, 2023	December 31, 2022
Cash	$16,911	$16,100
Total Assets	$1,797,722	$2,104,853
Total Liabilities	$1,980,661	$3,056,187
Stockholders’ Equity (Deficit)	$1,797,722	$2,104,853

As of September 30, 2023, the Company’s cash balance was $16,911, compared to $16,100 as of December 31, 2022, and our total assets as of September 30, 2023, were $1,797,722 compared with $2,104,853 as of December 31, 2022. The cash balance maintained stable for the reporting period.

As of September 30, 2023, the Company had total liabilities of $1,980,661 compared with total liabilities of $3,056,187 as of December 31, 2022. The fluctuation of total liabilities was due to the decrease in due to related parties balances to $zero from $1,386,504.

Liquidity and Capital Resources

Working Capital

	September 30, 2023	December 31, 2022
Current Assets	$52,135	$501,552
Current Liabilities	$1,465,332	$2,521,130
Working Capital Deficiency	$(1,413,197)	$(2,019,578)

As of September 30, 2023, the Company had a working capital deficiency of $1,413,197, compared with working capital deficiency of $2,019,578 as of December 31, 2022. The decrease in working capital deficiency was primarily attributed to the greater decrease in current liabilities due to the decrease to zero in due to related parties balance as of September 30, 2023.

Cash Flows

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Cash Flows Provided by (Used in) Operating Activities	$1,592,448)	$(210,561)
Cash Flows Provided by (Used in) Investing Activities	$(1,537,131)	$981
Cash Flows Provided by (Used in) Financing Activities	$(80,238)	$238,817
Effects on change in foreign exchange rate	$27,354	$(111,065)
Net increase (decrease) in Cash During Period	$2,433	$(81,828)

Cash Flows Used in Operating Activities

During the nine months ended September 30, 2023, the Company had $1,592,448 in cash provided by operating activities, which was mainly attributed from the net income of $107,385, the increase of $1,426,169 in account payable, the increase of $32,108 in operating lease liability, and offset by the amortization of $32,108 in right-of-use asset, an increase of $9,443 in other receivable.

During the nine months ended September 30, 2022, the Company had $210,561 in cash used in operating activities, which was mainly attributed from net loss from operations of $378,220 and offset by the net cash provided by operating activities from discontinued operations of $167,659.

Cash Flows Provided by Investing Activities

During the nine months ended September 30, 2023, the Company used $1,537,131 in investing activities, which was mainly attributed from purchase of property and equipment of $1,541,551.

During the nine months ended September 30, 2022, the Company provided $981 in investing activities, which was attributed from discontinued operations of $981.

Cash Flows Provided by Financing Activities

During the nine months ended September 30, 2023, the Company used $80,238 in financing activities, which was mainly attributed from discontinued operations of $75,710.

During the nine months ended September 30, 2022, the Company provided $238,817 in financing activities, which was mainly attributed from the fact that the President have advanced the Company $280,325 for operating expenses. However, it was offset by the used cash of $41,508 in discontinued operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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